Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-176855

Sempra Energy

Final Term Sheet

March 20, 2012

2.30% Notes due 2017

Issuer:	Sempra Energy (the “Company”)

Securities Offered:	2.30% Notes due 2017

Aggregate Principal Amount Offered:	$600,000,000

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2012

Coupon:	2.30%, accruing from March 23, 2012

Maturity:	April 1, 2017

Yield to Maturity:	2.311%

Spread to Benchmark Treasury:	+ 110 basis points

Benchmark Treasury:	0.875% due February 28, 2017

Benchmark Treasury Yield:	1.211%

Optional Redemption Provision:	At any time at a discount rate of Adjusted Treasury Rate + 20 basis points

Price to Public:	99.948%, plus accrued interest, if any

Trade Date:	March 20, 2012

Settlement Date:	March 23, 2012

Anticipated Ratings*:	Baa1 (stable) by Moody’s Investors Service BBB+ (stable) by Standard & Poor’s Ratings Services BBB+ (stable) by Fitch Ratings

CUSIP:	816851 AS8

ISIN:	US816851AS80

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC SG Americas Securities, LLC SMBC Nikko Capital Markets Limited UBS Securities LLC BNY Mellon Capital Markets, LLC Lloyds Securities Inc. The Williams Capital Group, L.P.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed-fee.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated collect at 1-800-294-1322, or by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or by email to cmclientsupport@wellsfargo.com.

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